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                           March 17, 2021

       Michael Toporek
       Chief Executive Officer
       Mechanical Technology, Incorporated
       325 Washington Avenue Extension
       Albany, NY 12206

                                                        Re: Mechanical
Technology, Incorporated
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2021
                                                            File No. 333-254064

       Dear Mr. Toporek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              David E. Danovitch,
Esq.